Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2010	2011	2012	2013
(Dollars in Thousands)
EARNINGS:
Net income (loss) before taxes	$11,167	$9,425	$4,905	$14,496
Fixed charges	2,648	3,735	3,202	4,078
Capitalized interest	—	—	—	—
Earnings (Loss)	$13,815	$13,160	$8,107	$18,574

FIXED CHARGES:
Interest expense	$2,648	$3,735	$3,202	$4,078
Fixed Charges	$2,648	$3,735	$3,202	$4,078

PREFERRED STOCK DIVIDENDS:
Preferred dividends requirement	$—	$—	$—	$—
Preferred Dividends	$—	$—	$—	$—

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$2,648	$3,735	$3,202	$4,078

RATIO OF EARNINGS (LOSS) TO FIXED CHARGES	5.22	3.52	2.53	4.55
INSUFFICIENT COVERAGE	N/A	N/A	N/A	N/A

RATIO OF EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	5.22	3.52	2.53	4.55
INSUFFICIENT COVERAGE	N/A	N/A	N/A	N/A